Exhibit 99.2

Ninetowns Reports First Quarter 2006 Results

Monday May 15, 4:05 pm ET

BEIJING, May 15 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News), who streamlines the import/export process in China through its scalable enterprise platform products, today reported its financial results for the first quarter of 2006.

Financial Results

Total net revenue for the first quarter of 2006 was US$6.1 million, representing a 23.9% decrease, compared to US$7.7 million for the first quarter of 2005. Net revenue from sales of enterprise software for the first quarter of 2006 was US$5.0 million, representing 82.0% of total net revenue, as compared to 83.1% for the first quarter of 2005. Net revenue from software development services for the first quarter of 2006 was US$1.1 million, representing 17.4% of total net revenue, as compared to 16.9% for the first quarter of 2005.

Gross profit for the first quarter of 2006 was US$5.8 million, or 94.6% of total net revenue, representing a decrease of 22.2% compared to US$7.2 million, or 92.6% of total net revenue for the first quarter of 2005.

Operating income for the first quarter of 2006 was US$2.4 million, representing a 57.0% decrease compared to US$5.4 million for the first quarter of 2005. Operating margin for the first quarter of 2006 was 39.6%, compared to 70.1% for the first quarter of 2005.

Net income for the first quarter of 2006 was US$2.9 million, representing a 53.1% decrease compared to net income of US$5.9 million for the first quarter of 2005. Diluted earnings per ADS / share for the first quarter of 2006 were US$0.08, compared to the diluted earnings per ADS / share of US$0.16 for the first quarter of 2005. Diluted earnings per ADS / share computations for the first quarter of 2006 were based on 35.7 million weighted average number of ADSs / shares outstanding, compared to 36.0 million in the first quarter of 2005.

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2006, which was RMB8.0167 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this press release are calculated based on Renminbi.

First quarter 2006 achievements

--	Installed iDeclare user base increased to 124,000 at the end of the first quarter of 2006 from 122,000 at the end of the fourth quarter of 2005.

--	Sold approximately 1,500 iDeclare software packages, approximately 6,800 iDeclare maintenance contracts.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, said, “As expected, first quarter 2006 was a transition quarter for us due to the market launch of the free software program from the State Administration for Quality Supervision and Inspection and Quarantine of the People’s Republic of China (the “PRC Inspections Administration”) in February, as well as due to the slow seasonality of the first quarter caused by the Chinese New Year holiday. However, we continued to gain new clients in the marketplace, albeit at a slower pace, due to our proven products and services, especially in the sale of our maintenance renewal contracts. In addition, we will continue working with the PRC Inspections Administration in order to commercialize electronic filing into a larger scale.”

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, said, “Despite the transition and the slow seasonality, I am pleased that we were still able to achieve profitability in the first quarter of 2006. As a result, our financial position continued to improve with cash balance increased to US$116.8 million. As we continue to face the challenges in the marketplace, we will continue our best efforts in cost controls.”

Investor Conference Call / Webcast Details

A conference call has been scheduled for 7:00 a.m. in Beijing on May 16, 2006. This will be 7:00 p.m. on May 15, 2006 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-617-614-3525 and the passcode is 76323098. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/english. A replay of the call will be available from 10:00 a.m. Beijing time on May 16, 2006 (10:00 p.m. in New York on May 15, 2006) through 10:00 a.m. on May 24, 2006 in Beijing (10:00 p.m. in New York on May 23, 2006) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/english. The passcode to access the call replay is 55968987.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns (Nasdaq: NINE - News) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns’ clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information, visit http://www.ninetowns.com/english.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,”

“intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Lisa Zheng

Investor Relations

Ninetowns Digital World Trade Holdings Limited

(+86-10) 6588-2256

ir@ninetowns.com

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2005, DECEMBER 31, 2005 AND MARCH 31, 2006

(In thousands, except share and per share data)

	For the three months ended
	Mar 31, 2005 RMB (unaudited)	Mar 31, 2005 US$ (unaudited)	Dec 31, 2005 RMB (unaudited)	Dec 31, 2005 US$ (unaudited)	Mar 31, 2006 RMB (unaudited)	Mar 31, 2006 US$ (unaudited)
Total net revenues	64,074	7,742	52,497	6,505	48,792	6,086
Cost of revenues	(4,772)	(577)	(4,163)	(516)	(2,634)	(328)
Gross profit	59,302	7,165	48,334	5,989	46,158	5,758
Selling expenses	(3,707)	(448)	(8,505)	(1,054)	(6,824)	(851)
General and administrative expenses	(8,207)	(992)	(13,604)	(1,685)	(15,344)	(1,914)
Research and development expenses	(2,487)	(300)	(4,396)	(545)	(4,670)	(583)
Allowance for doubtful debts	--	--	(760)	(94)	--	--
Income from operations	44,901	5,425	21,069	2,611	19,320	2,410
Interest income	4,299	519	6,253	775	4,431	553
Other income	--	--	16	2	--	--
Income before income taxes	49,200	5,944	27,338	3,388	23,751	2,963
Income tax	(166)	(20)	(182)	(23)	(766)	(96)
Net income	49,034	5,924	27,156	3,365	22,985	2,867
Net income per share:
Basic	RMB1.43	US$0.17	RMB0.78	US$0.10	RMB0.66	US$0.08
Diluted	RMB1.36	US$0.16	RMB0.76	US$0.09	RMB0.64	US$0.08
Shares used in computation:
Basic	34,391,834	34,391,834	34,991,834	34,991,834	34,991,834	34,991,834
Diluted	35,989,511	35,989,511	35,620,052	35,620,052	35,721,211	35,721,211

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND MARCH 31, 2006

(In thousands, except share and per share data)

	December 31,		March 31,
	2005	2005	2006	2006
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalent and term deposits	938,474	116,289	936,341	116,799
Inventories	7,722	957	13,965	1,742
Trade receivables	47,211	5,850	29,116	3,632
Other current assets	43,832	5,431	57,652	7,192
Total current assets	1,037,239	128,527	1,037,074	129,365
Goodwill	193,570	23,986	193,570	24,146
Other non-current assets	114,964	14,245	126,153	15,736
TOTAL ASSETS	1,345,773	166,758	1,356,797	169,247
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term unearned revenue	67,886	8,412	45,894	5,725
Other current liabilities	30,922	3,832	37,749	4,709
Total current liabilities	98,808	12,244	83,643	10,434
Minority interests	600	74	600	75
Total shareholders’ equity	1,246,365	154,440	1,272,554	158,738
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,345,773	166,758	1,356,797	169,247

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Source: Ninetowns Digital World Trade Holdings Limited